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                                                                    EXHIBIT 12.1


                   GATX FINANCIAL CORPORATION AND SUBSIDIARIES
               COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
                        (IN MILLIONS, EXCEPT FOR RATIOS)




                                                                THREE MONTHS ENDED
                                                                     MARCH 31                YEAR ENDED DECEMBER 31
                                                                ------------------------------------------------------------------
                                                                  2003      2002         2002    2001     2000      1999      1998
                                                                ------------------     -------  ------   ------    ------    ------
                                                                    (UNAUDITED)
EARNINGS AVAILABLE FOR FIXED CHARGES:
     Income from continuing operations before
           cumulative effect of accounting change               $  12.5    $  27.8     $ 65.0   $ 43.4   $ 64.9    $160.0    $157.8

     Add (deduct):
          Income taxes                                              7.0       16.4       29.0     13.9     37.8     102.2     103.0
          Share of affiliates' earnings, net of cash
                dividends received                                (14.0)     (12.7)     (13.1)   (22.5)   (44.0)    (41.7)    (24.4)
          Interest on indebtedness and amortization of
              debt discount and expense                            49.8       50.6      209.0    249.0    244.8     179.7     176.2
          Portion of operating lease expense representative
              of interest  factor (deemed to be one-third)         16.0       14.1       61.9     61.4     56.3      49.0      44.0
                                                                -------    -------     ------   ------   ------    ------    ------

TOTAL EARNINGS AVAILABLE FOR FIXED CHARGES                      $  71.3    $  96.2     $351.8   $345.2   $359.8    $449.2    $456.6
                                                                =======    =======     ======   ======   ======    ======    ======

FIXED CHARGES:
     Interest on indebtedness and amortization of debt
            discount and expense                               $   49.8    $  50.6     $209.0   $249.0   $244.8    $179.7    $176.2
     Capitalized interest                                           1.5        3.9       15.8     14.4     10.4       4.3       2.0
     Portion of operating lease expense representative of
            interest factor (deemed to be one-third)               16.0       14.1       61.9     61.4     56.3      49.0      44.0
                                                               --------    -------     ------   ------   ------    ------    ------

TOTAL FIXED CHARGES                                            $   67.3    $  68.6     $286.7   $324.8   $311.5    $233.0    $222.2
                                                               ========    =======     ======   ======   ======    ======    ======

Ratio of earnings to fixed charges (a)                            1.06x      1.40x      1.23x    1.06x    1.16x     1.93x     2.05x
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(a)      The ratio of earnings to fixed charges represents the number of times
         "fixed charges" are covered by "earnings." "Fixed charges" consist of interest on outstanding debt and amortization of debt discount and expense, adjusted for capitalized interest and one-third (the proportion deemed representative of the interest factor) of operating lease expense. "Earnings" consist of consolidated income before income taxes and fixed charges before cumulative impact of accounting change recorded in the quarter ended March 31, 2002, less share of affiliates'
         earnings, net of cash dividends received.